Exhibit 99.2

December 1, 2011

Board of Directors
Premier Alliance Group, Inc.
4521 Sharon Road, Suite 300
Charlotte, NC 28211

Gentlemen:

We understand that Premier Alliance Group, Inc., a Delaware corporation (“Premier” or the “Company”) and GreenHouse Holdings, Inc., a Nevada Corporation (“GreenHouse”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), which provides, among other things, for the merger of GreenHouse with and into GHH Acquisition Company, Inc. a wholly owned subsidiary of the Company (the “Merger”) pursuant to which common stockholders of GreenHouse will receive 10,996,121 shares of common stock of Premier (the “Merger Consideration”). All of the issued and outstanding shares of common stock, par value $0.001 per share, of GreenHouse, excluding options and warrants to purchase GreenHouse capital stock, shall be converted into the right to receive a number of newly issued shares representing forty (40%) percent of Premier’s issued and outstanding capital stock immediately following the Merger on a fully diluted basis including the merger shares, subject to certain adjustments as more fully set forth in the Merger Agreement. We understand that approximately 30% of the Merger Consideration will be held in escrow subject to certain performance hurdles to be met by GreenHouse. The terms and conditions are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Merger Consideration to be paid by Premier in the Merger is fair from a financial point of view to the Company.

For purposes of the opinion set forth herein, we have:

(a)	reviewed certain publicly available financial statements and other business and financial information of the Company and GreenHouse;

(b)	reviewed certain internal financial statements and other financial and operating data concerning the Company and GreenHouse;

(c)	reviewed certain financial projections prepared by management of GreenHouse and provided by management of the Company;

(d)	discussed the past and current operations and financial condition and the prospects of the Company and GreenHouse with senior executives of the Company;

(e)	reviewed the reported prices and trading activity in Premier’s and GreenHouse’s common stock;

(f)	discussed with senior executives of the Company the strategic rationale for, and the potential benefits of, the Merger;

(g)	compared the financial performance of GreenHouse with that of certain other publicly-traded companies that we deemed relevant;

(h)	reviewed and compared the financial terms and premiums paid, of certain other transactions, to the extent publicly available, that we deemed relevant;

(i)	reviewed a draft of the Merger Agreement dated December 1, 2011; and

(j)	performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, which formed a substantial basis for the opinion.  With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of GreenHouse, as reviewed by the management of the Company. In rendering our opinion, we have assumed that the final form of the Merger Agreement will not differ in any material respect from the draft of the Merger Agreement reviewed by us.  In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any material waiver, amendment or delay of any terms or conditions.  Based on financial projections prepared by management of GreenHouse and provided by management of the Company, we have assumed that all shares held in escrow will be released. We are not legal, tax, regulatory or actuarial advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and GreenHouse and their respective legal, tax, regulatory or actuarial advisors with respect to such matters. We have assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would materially impact the contemplated benefits expected to be derived from the proposed Merger.  We express no view on, and our opinion does not address, any term or aspect of the Merger (other than the Merger Consideration) or the fairness of the amount or nature of the compensation to any of the Company’s or GreenHouse’s officers, directors or employees, or any class of such persons.  We have not made any independent valuation or appraisal of the assets or liabilities of the Company or GreenHouse, nor have we been furnished with any such appraisals. We have not evaluated the solvency or fair value of GreenHouse or Premier under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.  Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion unless otherwise agreed.

We have acted as financial advisor to the Board of Directors of Premier in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the rendering of this opinion (but none of which is contingent on the conclusions reached in the opinion) and none of which is contingent upon the consummation of this transaction.  In the two years prior to the date hereof, we have not provided financial advisory services to the Company or GreenHouse, their officers or directors or received any fees from the Company or GreenHouse, their officers or directors, and there have been no material relationships between us and the Company or any other party to the Merger and no such material relationships are contemplated as of the date hereof.  We may seek to provide services to Premier and GreenHouse in the future and would expect to receive fees for such services.

This opinion has been approved by the Burnham Securities Inc. Fairness Committee in accordance with our customary practice.  This opinion is for the information of the Board of Directors of Premier (in its capacity as such) and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing Premier is required to make with the Securities and Exchange Commission in connection with the Merger if such inclusion is required by applicable law. Our opinion does not address the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. In addition, this opinion does not in any manner address the prices at which Premier’s common stock will trade following consummation of the Merger or at any time, and we do not express any opinion or recommendation as to how any stockholder should vote or act in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Merger Consideration to be paid by Premier in the Merger is fair from a financial point of view to the Company.

Very truly yours,

BURNHAM SECURITIES INC.

By:	/s/ Joel Gardner
Joel Gardner
Senior Managing Director